FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

For the month of May 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ).

Enclosure:

Schedule 10: Notification of major interests in shares
Annual General Meeting statement

SCHEDULE 10: NOTIFICATION OF MAJOR INTERESTS IN SHARES
Annual General Meeting statement
Baxter increases shareholding in Acambis
SIGNATURE

SCHEDULE 10: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.     Name of company

Acambis plc

2.     Name of shareholder having a major interest

Morley Fund Management Limited, a subsidiary of CGNU plc

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 1,311,100
Chase GA Group Nominees Ltd 1,551,847
CUIM Nominee Ltd 1,046,325
RBSTB Nominees Ltd 87,793

5.     Number of shares / amount of stock acquired

556,000

6.     Percentage of issued class

0.6%

7.     Number of shares / amount of stock disposed

N/a

8.     Percentage of issued class

N/a

9.     Class of security

Ordinary shares of 10p each

10.     Date of transaction

30 April 2002

11.     Date company informed

2 May 2002

12.     Total holding following this notification

3,997,065

13.     Total percentage holding of issued class following this notification

4.29%

14.     Any additional information

15.     Name of contact and telephone number for queries

Lyndsay Wright, tel: +44 (0) 1223 275 300

16.     Name and signature of authorised company official responsible for making this notification

Lyndsay Wright

Date of notification

3 May 2002

Annual General Meeting statement

Cambridge, UK — 30 May 2002 — At the Annual General Meeting of Acambis plc (“Acambis” or “the Company”) (LSE: ACM, NASDAQ: ACAM), held today, all resolutions were passed.

The Company has appointed PricewaterhouseCoopers as auditors, replacing Arthur Andersen. As required by section 394(1) of the Companies Act 1985, Arthur Andersen has confirmed that there are no circumstances which it considers should be brought to the notice of the members or the creditors of the Company.

As indicated in the preliminary results announcement of 12 March 2002, Sir Brian Richards, a Non-executive Director, has stood down from the Board with effect from the end of today’s Annual General Meeting.

Alan Smith, Chairman of Acambis, commented:

“Our sincere thanks go to Sir Brian for his considerable contribution and advice over the years since joining the Board in 1994.”

-ends-

Enquiries:
Acambis plc
Dr John Brown, Chief Executive Officer	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications
Gordon Cameron, Chief Financial Officer	Tel: +1 (617) 494 1339

Financial Dynamics
David Yates/Fiona Noblet	Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

This news release contains forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital, and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Baxter increases shareholding in Acambis

Cambridge, UK — 5 June 2002 - Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that, pursuant to the subscription agreement (“Subscription Agreement”) between Baxter International Inc. (“Baxter”) and Acambis dated 19 September 2000, the third instalment of the subscription by Baxter for new Acambis ordinary shares has taken place.

The Subscription Agreement provides for Baxter to make four subscriptions totalling £27.8 million at fixed prices between September 2000 and June 2003.

The third instalment of approximately £7.0 million at the pre-agreed price of 140p per share represents 4,967,562 new Acambis shares. Following this third instalment, Baxter’s shareholding has increased to 16,713,603 shares, representing 17% of Acambis’ enlarged issued share capital of 98,127,761 shares.

The fourth and final instalment of approximately £7.0 million at 150p per share is due in June 2003. Following all four subscriptions, Baxter will own approximately 20% of the issued share capital of Acambis.

-ends-

Enquiries:
Acambis plc
Dr John Brown, Chief Executive Officer	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications
Gordon Cameron, Chief Financial Officer	Tel: +1 (617) 494 1339

Financial Dynamics
David Yates/Fiona Noblet	Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

This news release contains forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital, and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 June 002	ACAMBIS PLC

	By:	/s/ Lyndsay Wright Name: Lyndsay Wright Title: Director of Communications